UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                             AMENDEMENT NO. 1

                Under the Securities Exchange Act of 1934


                          Trycera Financial, Inc.
                             (Name of Issuer)


                       Common Stock, par value $.001
                     Options to Purchase Common Stock
                      (Title of Class of Securities)


                                89845Q 10 4
                              (CUSIP Number)


                              Matthew Kerper
                         170 Newport Center Drive
                                 Suite 210
                         Newport Beach, CA   92660
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               May 27, 2004
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of paragraphs 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

 CUSIP No. 89845Q 10 4

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Matthew Stuart Kerper

2.   Check the Appropriate Box if a Member of a Group
     (a) _____
     (b) _____

3.   SEC Use Only

4.   Source of Funds (See Instructions) PF and OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         Unites States

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power             1,950,085(1)
     8.   Shared Voting Power                 -0-
     9.   Sole Dispositive Power        1,950,085(1)
     10.  Shared Dispositive Power            -0-
          (1) Includes 1,000,000 shares underlying options. The Reporting Person was granted a total of 1,000,000 options on May 27, 2004 that vest as follows: (i) 1/12th per quarter for each quarter the Issuer's revenue exceeds the previous quarter of revenue since his date of hire, independent of whether the revenue is generated from acquisition or non-acquisition business activities; (ii) 1/12th for each $250,000 in aggregate gross revenue growth from the day he commences work for the Issuer; (iii) at the three year six month anniversary of his employment with the Issuer; and/or
          (iv) immediately in the event of a Corporate Transaction, as defined in the Issuer's 2004 Stock Option/Stock Issuance Plan. All of the shares obtainable upon exercise of the options are being reported.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,950,085 shares  Calculated as if all options were eligible to be exercised

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     27.1%  Calculated as if all options were eligible to be exercised

14.  Type of Reporting Person (See Instructions)

     IN

 Item 1.  Security and Issuer

     Common Stock, par value $.001
     Trycera Financial, Inc., a Nevada corporation
     170 Newport Center Drive
     Suite 210
     Newport Beach, CA   92660

Item 2.   Identity and Background

     (a)  Matthew Stuart Kerper
     (b)  170 Newport Center Drive
          Suite 210
          Newport Beach, CA   92660
     (c)  President and Director of Trycera Financial, Inc.
          170 Newport Center Drive
          Suite 210
          Newport Beach, CA   92660
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  United States

Item 3.   Source and Amount of Funds or Other Consideration

     Mr. Kerper was issued 1,000,000 shares of common stock as a bonus for becoming an officer and director, of which Mr. Kerper gifted 50,000 to friends and family. He purchased 85 shares for a purchase price of $64 in a private offering by the Issuer using his personal funds. The options were issued to Mr. Kerper as part of his compensation pursuant to an employment agreement and will vest potentially on a quarterly basis.

Item 4.   Purpose of Transaction

     The shares of common stock and options were acquired as an investment in the Issuer by Mr. Kerper. The Reporting Person has no present plan or proposal which would relate to or would result in any of the events listed below:
     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.

 Item 5.  Interest in Securities of the Issuer

     (a)  1,950,085 shares(1)               27.1%(1)
     (b)  Sole Voting Power             1,950,085(1)
          Shared Voting Power                 -0-
          Sole Dispositive Power        1,950,085(1)
          Shared Dispositive Power            -0-
          (1) Includes 1,000,000 shares underlying options. The Reporting Person was granted a total of 1,000,000 options on May 27, 2004 that vest as follows: (i) 1/12th per quarter for each quarter the Issuer's revenue exceeds the previous quarter of revenue since his date of hire, independent of whether the revenue is generated from acquisition or non-acquisition business activities; (ii) 1/12th for each $250,000 in aggregate gross revenue growth from the day he commences work for the Issuer; (iii) at the three year six month anniversary of his employment with the Issuer; and/or
          (iv) immediately in the event of a Corporate Transaction, as defined in the Issuer's 2004 Stock Option/Stock Issuance Plan. All of the shares obtainable upon exercise of the options are being reported and used in the calculations.
     (c)  Not Applicable
     (d)  Not Applicable
     (e)  Not applicable

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not Applicable

Item 7.   Material to Be Filed as Exhibits

     None

                                 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 15, 2005

/s/ Matthew S. Kerper
Matthew S. Kerper



         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)